UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Juana Manso 999

Ciudad Autónoma de Buenos Aires, Argentina C1107CBR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Despegar.com, Corp. (the “Company”) furnishes this amendment to its Form 6-K of January 27, 2020, to correct a typographical error on the signature page of such Form 6-K, such that the signatory is Mr. Mariano Scagliarini, the General Counsel of the Company. Other than as expressly set forth above, this amendment does not amend, modify or update any disclosures contained in the original Form 6-K, or reflect any events that have occurred after such Form 6-K was originally filed.

Despegar to Acquire 100% of Best Day, a Leading Travel Agency in Mexico

• Largest transaction in the LatAm travel intermediary industry in terms of revenues. (1)

• Transaction to allow Despegar to increase revenues by 25%, further strengthening its market position as the leading travel agency both in Mexico and Latin America.

• By increasing the offering of Hotels & Activities in Mexico, Despegar’s customers will have access to the widest travel content in the region.

• Schedules call at 5 p.m. ET today to discuss the transaction.

WILMINGTON, Del.—(BUSINESS WIRE)—January 27, 2020—Despegar.com, Corp. (NYSE: DESP) (“Despegar”), the leading online travel company in Latin America, today announced it has agreed to acquire Best Day Travel Group (“Best Day”) one of the leading travel agencies in Mexico, for a total consideration of approximately US$136 million, subject to the occurrence of certain closing and business conditions.

A portion of the purchase price is payable on a deferred basis and includes a variable component of up to circa +/- 10% of the total consideration, based on future performance.

According to Best Day, during 2019 the company recorded estimated unaudited pro forma revenues and EBITDA of approximately US$140 million and US$8 million, respectively, with online sales accounting for approximately 70% of total sales. Approximately 75% of its revenue is generated in Mexico, further strengthening Despegar’s footprint in this country. The remaining revenue is generated mainly in Brazil, Argentina, U.S. and Canada, among others. Packages, Hotels and Other Travel Products account for approximately 95% of its revenues.

Best Day operates a cross-platform business model. In addition to its Business to Consumer business operated through its online platform, call centers and more than 200 kiosks, the company offers ground transportation, tours and activities across Mexico main destinations.

On the B2B front, Best Day provides online wholesale travel products to agencies worldwide through its subsidiary HotelDO as well as white label services for major travel vendors, including exclusive partnerships with the largest Mexican airlines operating their packages platforms. Despegar expects to maintain the Best Day brands and network of kiosks as well as key executives.

Mr. Damian Scokin, CEO of Despegar, noted: “We are very pleased to have entered into this agreement with Best Day, which is aligned with the strategic priorities discussed at Despegar’s recent Investor Day. This is a significant milestone in our consolidation strategy that started with the acquisition of Viajes Falabella. Additionally, this acquisition is a significant landmark given our goal to continue expanding our operations in Mexico, Latin America’s most important tourism market and the seventh most important destination worldwide. Together, Despegar’s unique competitive levers combined with Best Day’s expertise in wholesale hotel offerings and destination services, will further enhance our value proposition. Best Day also has strong partnerships with leading travel vendors. We are acquiring a company with a solid strategic position and a successful track record that provides significant opportunities to strengthen Despegar’s presence in Mexico and to grow its Business to Customer value proposition.”

Mr. Julian Balbuena, President of the Board of Best Day, commented: “At Best Day Travel Group we are very proud of this transaction. We have been operating in the market for over 35 years, and the fact that a company like Despegar, the leader in the Latin American travel market, sees in us an opportunity to strengthen their value proposition in the Mexican market, speaks clearly about the capabilities we have built. For the Best Day team, it is an opportunity to enhance those capabilities to continue offering customers unique experiences with the travel company that has innovated like no other in the region over the last 20 years.”

The acquisition is subject to customary closing conditions for transactions of this type, including approval of the relevant antitrust authorities. Closing of the transaction is expected to take place during the first half of 2020.

(1) Based on publicly available information

A conference call to discuss the transaction is scheduled to take place today, Monday, January 27, 2020 at 5:00 pm ET, followed by a question and answer session for the investment community.

Executives Mr. Alberto López-Gaffney, Chief Financial Officer; Mr. Marcelo Grether, VP Corporate Development and M&A; Mr. Carlos Fernandez, Merger & Acquisitions Manager; and Ms. Natalia Nirenberg, Investor Relations

To participate, please dial

1-844-750-4865(U.S. domestic)

1-412-317-5275 (International)

Webcast: click here

About Despegar.com

Despegar is the leading online travel company in Latin America. With over two decades of business experience and operating in 20 countries in the region, Despegar accompanies Latin American travelers from the moment they dream of taking a trip until they share their memories of that trip. Thanks to the strong commitment to technological development and customer service, Despegar offers a customized experience to more than 18 million customers.

Despegar’s websites and leading mobile apps, offer products from over 270 airlines, more than 512,000 accommodation options, as well as approximately 1,190 car rental agencies and approximately 326 destination services suppliers with more than 5,690 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Forward-Looking Statements This press release includes forward-looking statements. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements.

Contacts

Despegar

Natalia Nirenberg

Investor Relations

Phone: (+54911) 26684490

E-mail: natalia.nirenberg@despegar.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2020

DESPEGAR.COM, CORP.

By:	/s/ Mariano Scagliarini

Name:	Mariano Scagliarini

Title:	General Counsel